09057047

SEC Mail Processing Section

FEB 27 2009

Washington, DC 110

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Annual Audited Report Form X-17A-5 Part III

Facing Page
Information
Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC File No.
8-30177

Report For the Period Beginning January 1, 2008 (MM/DD/YY) **and Ending** December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:

KeyBanc Capital Markets Inc.

Official Use Only
34-1391952
FIRM ID. NO.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

KeyBank Center, 800 Superior Avenue
(No. and Street)

Cleveland	Ohio	44114
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Mr. Jason J. Maiher, Chief Financial Officer — (216) 689-5960
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(*Name—if individual, state, last, first, middle name*)

Ernst & Young LLP

Suite 1300, 925 Euclid Ave.		Cleveland	Ohio	44115-1476
(Address)	**Number and Street**	**City**	**State**	**(Zip Code)**

Check One:

- [✓] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in U.S. or any of its possessions.**

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (1-78)

AB 3/17

OATH OR AFFIRMATION

I, **Jason J. Maiher** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **KeyBanc Capital Markets Inc.** as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors are classified as customer accounts (debits $0, credits $0)

NOTARIAL SEAL STATE OF OHIO

MELANIE L. LEMIEUX
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Cuyahoga County
My Comm. Exp. 5/23/11

Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Annual Audit Report

For the period from January 1, 2008 to December 31, 2008

KeyBanc Capital Markets Inc.
(Name of Respondent)

KeyBank Center

800 Superior Avenue

Cleveland, Ohio 44114

(Address of principal executive office)

Mr. Jason J. Maiher
Chief Financial Officer
KeyBanc Capital Markets Inc.

Key Tower

127 Public Square
Cleveland, Ohio 44114
Telephone No. (216) 689-5960

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Financial Statements and Schedules

KeyBanc Capital Markets Inc.

December 31, 2008

The following financial statements and schedules of KeyBanc Capital Markets Inc. are submitted herewith:

Report of Independent Registered Public Accounting Firm

Statement of Financial Condition – December 31, 2008

Statement of Income – Year Ended December 31, 2008

Statement of Changes in Stockholder's Equity – Year Ended December 31, 2008

Statement of Cash Flows – Year Ended December 31, 2008

Notes to Financial Statements

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3

Schedule IV – Reconciliation of Computation of Net Capital Pursuant to Rule 17a-5(d)(4)

Schedule V – Reconciliation of Computation for Determination of Reserve Requirements Pursuant to Rule 17a-5(d)(4)

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Tel: 216 861 5000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
KeyBanc Capital Markets Inc.

We have audited the accompanying statement of financial condition of KeyBanc Capital Markets Inc. (the Company) as of December 31, 2008, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KeyBanc Capital Markets Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 24, 2009

0902-1032339

KeyBanc Capital Markets Inc.

Statement of Financial Condition

December 31, 2008
(In Thousands)

Assets	
Cash and cash equivalents	$ 12,071
Receivable from customers	66,465
Receivable from brokers and dealers	153,662
Securities purchased under agreements to resell	139,170
Securities owned:	
Marketable, at market value	420,344
Not readily marketable, at estimated fair value	24,995
Other receivables	3,107
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $52,700	2,615
Other investments	3,496
Other assets	27,233
	$ 853,158
Liabilities and stockholder's equity	
Liabilities:	
Payable to customers	$ 19,493
Payable to brokers and dealers	116,041
Securities sold under agreements to repurchase	199,030
Securities sold, but not yet purchased	151,316
Accrued compensation	59,876
Accounts payable, accrued expenses, and other liabilities	30,223
	575,979
Stockholder's equity:	
Preferred stock, without par value; authorized 500 shares; none issued	–
Common stock, stated value $4.00 per share; 250 shares authorized, issued, and outstanding	1
Additional paid-in capital	239,204
Retained earnings	37,974
	277,179
	$ 853,158

See accompanying notes.

KeyBanc Capital Markets Inc.

Statement of Income

Year Ended December 31, 2008
(In Thousands)

Revenues	
Commissions	$ 8,866
Principal transactions	119,684
Underwriting and investment banking	92,069
Interest and dividends	29,748
Other	5,098
	255,465
Expenses	
Employee compensation and benefits	120,563
Interest	10,487
Communications	10,520
Occupancy and equipment	15,916
Promotion and development	12,443
Floor brokerage and clearance	1,178
Taxes, other than income taxes	5,896
Processing fees paid to affiliate	5,654
Management fee paid to affiliate	9,586
Other operating expenses	8,049
	200,292
Income before income taxes	55,173
Provision (benefit) for income taxes:	
Federal:	
Current	21,641
Deferred	(4,119)
State and local	2,123
	19,645
Net income	$ 35,528

See accompanying notes.

KeyBanc Capital Markets Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2008	$ 1	$ 239,204	$ 2,446	$ 241,651
Net income	–	–	35,528	35,528
Balance at December 31, 2008	$ 1	$ 239,204	$ 37,974	$ 277,179

See accompanying notes.

KeyBanc Capital Markets Inc.

Statement of Cash Flows

Year Ended December 31, 2008
(In Thousands)

Operating activities	
Net income	$ 35,528
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	2,638
Deferred compensation	(3,284)
Deferred federal income taxes	(4,119)
Changes in operating assets and liabilities:	
Increase in receivable from customers	(43,419)
Increase in receivable from brokers and dealers	(117,566)
Decrease in securities owned	144,389
Increase in other receivables	(660)
Increase in other assets	(1,542)
Decrease in payable to customers	(6,383)
Increase in payable to brokers and dealers	109,029
Decrease in securities sold, but not yet purchased	(86,467)
Increase in accrued compensation	19,583
Decrease in accounts payable, accrued expenses, and other liabilities	(49,821)
Net cash used by operating activities	(2,094)
Investing activities	
Net decrease in furniture, equipment, and leasehold improvements	1,058
Financing activities	
Decrease in securities purchased under agreement to resell	63,596
Decrease in securities sold under agreements to repurchase	(51,781)
Decrease in short-term borrowings	(14,000)
Decrease in receivables from affiliates	563
Dividend paid to Parent	–
Net cash used for financing activities	(1,622)
Decrease in cash and cash equivalents	(2,658)
Cash and cash equivalents at beginning of fiscal year	14,729
Cash and cash equivalents at end of fiscal year	$ 12,071

See accompanying notes.

KeyBanc Capital Markets Inc.

Notes to Financial Statements

December 31, 2008
(In Thousands)

1. Significant Accounting Policies

KeyBanc Capital Markets Inc. (the Company) is a wholly owned subsidiary of KeyCorp (the Parent).

The Company is engaged in the business of a securities broker and dealer, which is comprised of several classes of service, such as underwriting and investment banking, principal and agency transactions, and investment advisory services.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of the short-term nature of the financial instrument, approximate current fair value.

Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Cash and cash equivalents represent cash in banks and excess cash invested with banks overnight in short-term instruments.

Receivable from customers includes amounts due on cash and margin transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the statement of financial condition.

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements. It is the Company's policy to obtain possession of collateral. The Company monitors the risk of loss by assessing the market value of the underlying securities as compared to the related receivable or payable, including accrued interest, and requests additional collateral where deemed appropriate. Substantially all repurchase and resale activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

Securities borrowed of $1,093 which are included in receivable from brokers and dealers are carried at the amounts of cash collateral advanced and received in connection with these transactions.

1. Significant Accounting Policies (continued)

Securities owned and securities sold, but not yet purchased are carried at estimated fair value, and unrealized gains and losses are included in revenues from principal transactions. Information pertaining to the Company's accounting policy for fair value measurements is summarized below under the heading "Fair Value Measurements."

Investment banking revenue (other than underwriting revenue) and investment management fees are recorded as the income is earned and the related services are performed. Underwriting revenue is recorded upon completion of the underwriting.

Reimbursements received for out-of-pocket expenses incurred by the Company on behalf of outside parties are netted against the expense incurred.

Furniture and equipment are depreciated on the straight-line method over their estimated useful lives varying from 3 to 40 years. Leasehold improvements are amortized on the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter, and vary from 1 to 15 years.

The excess of the purchase price over net identifiable assets acquired (goodwill) is $6,086 at December 31, 2008, and is included in other assets. Goodwill is not subject to amortization but is subject to impairment testing, which must be conducted at least annually. No impairment was recognized in 2008.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements," for all applicable financial and nonfinancial assets and liabilities. This accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies only when other guidance requires or permits assets or liabilities to be measured at fair value; it does not expand the use of fair value in any new circumstances.

1. Significant Accounting Policies (continued)

As defined in SFAS No. 157, fair value is the price to sell an asset or transfer a liability in an orderly transaction between market participants. It represents an exit price at the measurement date. Market participants are buyers and sellers who are independent, knowledgeable, and willing and able to transact in the principal (or most advantageous) market for the asset or liability being measured. Current market conditions, including imbalances between supply and demand, are considered in determining fair value.

The Company values its assets and liabilities in the principal market where it sells the particular asset or transfers the liability with the greatest volume and level of activity. In the absence of a principal market, the valuation is based on the most advantageous market for the asset or liability (i.e., the market where the asset could be sold at a price that maximizes the amount to be received or the liability transferred at a price that minimizes the amount to be paid).

In measuring the fair value of an asset, the Company assumes the highest and best use of the asset by a market participant to maximize the value of the asset, and does not consider the intended use of the asset.

When measuring the fair value of a liability, the Company assumes that the nonperformance risk associated with the liability is the same before and after the transfer. Nonperformance risk is the risk that an obligation will not be satisfied and encompasses not only the Company's own credit risk (i.e., the risk that the Company will fail to meet its obligation), but also other risks such as settlement risk (i.e., the risk that upon termination or sale, the contract will not settle). The Company considers the effect of its own credit risk on the fair value for any period in which fair value is measured.

Valuation inputs refer to the assumptions market participants would use in pricing a given asset or liability. Inputs can be observable or unobservable. Observable inputs are assumptions that are based on market data and obtained from a source independent of the Company. Unobservable inputs are assumptions based on the Company's own information or assessment of assumptions used by other market participants in pricing the asset or liability. Unobservable inputs are based on the best and most current information available on the measurement date.

1. Significant Accounting Policies (continued)

All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy that gives the highest ranking to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest ranking to unobservable inputs (Level 3). Fair values for assets or liabilities classified as Level 2 are based on one or a combination of the following factors: (a) quoted prices for similar assets; (b) observable inputs for the asset or liability, such as interest rates or yield curves; or (c) inputs derived principally from or corroborated by observable market data. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company considers an input to be significant if it drives 10% or more of the total fair value of a particular asset or liability.

Assets and liabilities are considered to be fair valued on a recurring basis if fair value is measured regularly (i.e., daily, weekly, monthly, or quarterly). At a minimum, the Company's valuation occurs quarterly.

Additional information regarding fair value measurements and the Company's adoption of SFAS No. 157 is provided in Note 11 ("Fair Value Measurements"), which begins on page 17.

Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." This guidance identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS No. 162 will be effective sixty days after the Securities and Exchange Commission approves the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." Adoption of this accounting guidance is not expected to have a material effect on the Company's financial condition or results of operations.

(In Thousands)

2. Securities Owned and Securities Sold, but not yet Purchased

Securities owned and securities sold, but not yet purchased, at December 31, 2008, consist of the following:

	Securities Owned, at Fair Value	Securities Sold, but not yet Purchased
Securities:		
U.S. government obligations	$ 144,275	$ 114,365
Corporate obligations	121,963	36,634
State and municipal government obligations	98,072	–
Stocks and warrants	6,770	317
Banker's acceptances, certificates of deposits and commercial paper	49,264	–
	$ 420,344	$ 151,316

Securities not readily marketable include securities for which there is no market on a national securities exchange or no independent publicly quoted market or are in default or securities that cannot be offered for sale because of restrictions on the sale of those securities.

3. Short-Term Borrowings

The Company enters into unsecured borrowings with the Parent and other banks under renewable lines of credit. At December 31, 2008, the Company had ongoing credit arrangements of $2,150,000 with the Parent and $140,000 with third-party financial institutions. Interest on these lines of credit is based on prevailing short-term market rates. At December 31, 2008, the Company had no outstanding balances on these commitments.

Securities sold under agreements to repurchase bear interest at rates ranging from 0.30% to 1.50% and are collateralized by firm-owned securities with a market value of $199,066 at December 31, 2008.

Total interest paid in 2008 on short-term borrowings was $10,487.

(In Thousands)

4. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and its affiliates.

The Parent and affiliated companies provide certain support services to the Company. Such services include legal, human resources, payroll, tax, risk management, insurance, communications, facilities, distribution, printing, and computer processing. The Company may be provided these services under one or more service agreements with the respective providing affiliate. Charges from affiliates for 2008 were:

Occupancy and equipment	$ 888
Processing charges	5,654
Management fee	9,586
	$ 16,128

The Company has entered into certain revenue sharing agreements with several lines of businesses of affiliates. Revenues from affiliates for 2008 were $13,917 from these agreements.

5. Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis.

The difference between the income tax expense and the amount computed by applying the statutory federal tax rate of 35% to income before taxes is the following:

Expected income tax expense at U.S. statutory tax rate	$ 19,310
Disallowed meals and entertainment	345
State taxes, net of federal benefit	1,380
Tax exempt interest	(2,117)
Other	727
Income tax expense	$ 19,645

(In Thousands)

5. Income Taxes (continued)

The deferred federal income tax benefit for the year ended December 31, 2008, consists of the following:

Employee compensation accruals	$ (1,153)
Nontax accruals	207
Accrued separation	645
Depreciation and amortization	708
State taxes	(938)
Sale of exchange memberships	(2,667)
Other	(921)
Total deferred tax benefit	$ (4,119)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities (classified in other assets) as of December 31, 2008, are as follows:

Deferred tax assets:	
Employee compensation accruals	$ 6,534
Nontax accruals	480
Depreciation	2,281
State taxes	545
Other	548
Total deferred tax assets	10,388
Deferred tax liabilities:	
Sale of exchange memberships	2,727
Other	194
Total deferred tax liabilities	2,921
Net deferred tax assets	$ 7,467

Total income taxes paid to the Parent were $59,953 for the year ended December 31, 2008.

(In Thousands)

5. Income Taxes (continued)

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes", an interpretation of SFAS 109, "Accounting for Income Taxes." FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions are recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. FIN 48 also revises disclosure requirements to include a annual tabular rollforward of unrecognized tax benefits. The provisions of this interpretation were adopted by the Company on January 1, 2007. The Company was required to apply the provisions of FIN 48 to all tax positions upon initial adoption with any cumulative effect adjustment to be recognized as an adjustment to retained earnings. Upon adoption, there were no adjustments required. As of December 31, 2008, the Company had no unrecognized tax benefits.

6. Commitments and Contingencies

Litigation

In the ordinary course of business, the Company is a defendant in various lawsuits incidental to its securities business. In view of the number and diversity of claims against the Company and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. The Company provides for costs relating to these matters when a loss is probable and the amount can be reasonably estimated. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters will not have a material adverse effect on the financial condition of the Company.

(In Thousands)

6. Commitments and Contingencies (continued)

Obligations Under Noncancelable Leases

Aggregate commitments under operating leases for office space and equipment in effect as of December 31, 2008, with initial or remaining noncancelable lease terms in excess of one year are approximately $8,662 payable as follows: 2009 – $3,584; 2010 – $2,874; 2011 – $1,604; 2012 – $462; 2013 – $138 and $0 thereafter. Certain of these leases have escalation clauses based on certain increases in costs incurred by the lessor and renewal options. Rental expense and sublease rental income amounted to $6,667 and $3,481, respectively, for the year ended December 31, 2008.

Guarantees

The Company, on behalf of the McDonald Ohio Tax Credit Fund, an affiliated limited partnership, has pledged and deposited $802 into escrow accounts as collateral for three equity bridge loans with a state housing agency to secure loans between the state housing agency and the borrower in which the affiliated limited partnership has an interest. The Company maintains collateral to indebtedness of the borrower equal to or greater than 100% as defined. Excess collateral may be returned to the Company as payments are made by the borrower on the loan. The equity bridge loans are due in June 2010.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (the Rule) of the Securities and Exchange Commission and the net capital rules of the New York Stock Exchange, Inc. (the Exchange), of which the Company is a member. The Company has elected to use the alternative method permitted by the Rule which requires that the Company maintain minimum net capital, as defined, equal to 2% of aggregate debit balances arising from customer transactions, as defined. The Exchange may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit balances.

Net capital and aggregate debit balances change from day to day. At December 31, 2008, the Company's net capital under the Rule was $187,213 or 246% of aggregate debit balances, and $185,691 in excess of the minimum required net capital.

8. Financial Instruments With Off-Balance Sheet and Credit Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event the customer is unable to fulfill its contractual obligations. The Company maintains cash and margin accounts for its customers located throughout the United States, but primarily in the Midwest.

The Company, as a part of its normal brokerage activities, assumes short positions on securities. The establishment of short positions exposes the Company to off-balance sheet risk in the event prices change, as the Company may be obligated to cover such positions at a loss. The Company enters into short positions in United States government bonds in order to manage the interest rate risk related to trading positions in corporate bonds, mortgage-backed securities and United States government securities. The Company enters into short positions in corporate stocks in the ordinary course of operation related to its NASDAQ trading activities.

As a securities broker and dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with the nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' or counterparties' abilities to satisfy their obligations to the Company. The Company monitors concentrations of credit risk on both an individual and group counterparty basis and seeks to limit the risk through consideration of numerous factors, including the financial strength of counterparties and industry segments, reviewing the size of positions or commitments, and analyzing the expected duration of positions. Where considered necessary, the Company requires a deposit of additional collateral, or a reduction of securities positions.

9. Derivative Financial Instruments

A derivative instrument is a contract whose value is based on the performance of an underlying financial asset, index, or other investment. The Company enters into derivative contracts, including exchange-traded futures and options on futures, in the normal course of business to manage exposure for loss due to market risk. Market risk is the potential for changes in the value of the instrument due to changes in market conditions. The Company's exposure to market risk is determined by a number of factors, including the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

(In Thousands)

9. Derivative Financial Instruments (continued)

Derivative instruments are generally based on notional values that are used to determine future cash flows to be exchanged. Derivative financial instruments are carried at fair market value and are included in securities owned and securities sold, but not yet purchased on the Statement of Financial Condition. Net gains and losses on derivative transactions are recorded in principal transactions on the Statement of Income. Exchange-traded derivatives are valued based on quoted market prices.

In addition, the Company enters into other contractual commitments that include securities transactions on a TBA (To be Announced) basis. TBA transactions represent forward contracts pertaining to undefined pools of mortgages, including collateralized mortgage obligations (CMO's), which give the Company the right to receive or obligation to deliver mortgage securities in the future. At December 31, 2008, the fair value of the Company's commitment to purchase and sell under these contracts was $2,533 and $78,052, respectively. Mortgage securities purchased or sold as a result of fulfilling these commitments are recorded on settlement date.

10. Employee Benefit Plans

Employees of the Company are covered under a 401(k) plan sponsored by the Parent which permits eligible employees to contribute 1% to 25% of eligible compensation with up to 6% being eligible for matching contributions in the form of KeyCorp common shares. For the year ended December 31, 2008, the Company's contribution expense was $3,465.

Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under a noncontributory pension plan, group medical and dental plans, and postretirement health care and life insurance plans established by the Parent. Costs related to the plans incurred by the Parent on behalf of the Company's employees are allocated to the Company based on management's estimate of the Company's proportionate share of the related costs. For the year ended December 31, 2008, the Company's allocated costs were $5,554.

11. Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements," for all applicable financial and nonfinancial assets and liabilities. This accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies only when other guidance requires or permits assets or liabilities to be measured at fair value; it does not expand the use of fair value in any new circumstances. Additional information pertaining to The Company's accounting policy for fair value measurements is summarized in Note 1 ("Significant Accounting Policies") under the heading "Fair Value Measurements" on page 7.

Fair Value Determination

As defined in SFAS No. 157, fair value is the price to sell an asset or transfer a liability in an orderly transaction between market participants in the Company's principal market. The Company has established and documented its process for determining the fair values of its assets and liabilities, where applicable. Fair value is based on quoted market prices, when available, for identical or similar assets or liabilities. In the absence of quoted market prices, management determines the fair value of the Company's assets and liabilities using valuation models or third-party pricing services, both of which rely on market-based parameters when available, such as interest rate yield curves, option volatilities and credit spreads, or unobservable inputs. Unobservable inputs may be based on management's judgment, assumptions and estimates related to credit quality, liquidity, interest rates, and other relevant inputs.

Valuation adjustments, such as those pertaining to counterparty and the Company's own credit quality and liquidity, may be necessary to ensure that assets and liabilities are recorded at fair value. Credit valuation adjustments are made when market pricing is not indicative of the counterparty's credit quality. Most classes of derivative contracts are valued using internally-developed models based on market-standard derivative pricing conventions, which rely primarily on observable market inputs, such as interest rate yield curves and volatilities. Market convention implies a credit rating of double-A equivalent in the pricing of derivative contracts, which assumes all counterparties have the same creditworthiness. In determining the fair value of derivatives, management applies cash collateral and/or a default reserve to reflect the credit quality of the counterparty.

11. Fair Value Measurements (continued)

Liquidity valuation adjustments are made when management is unable to observe recent market transactions for identical or similar instruments. Management adjusts the fair value to reflect the uncertainty in the pricing and trading of the instrument. Liquidity valuation adjustments are based on the following factors:

- the amount of time since the last relevant valuation;
- whether there is an actual trade or relevant external quote available at the measurement date; and
- volatility associated with the primary pricing components.

The Company has various controls in place to ensure that fair value measurements are accurate and appropriate. These controls include:

- an independent review and approval of valuation models;
- a detailed review of profit and loss conducted on a regular basis; and
- validation of valuation model components against benchmark data and similar products, where possible.

Any changes to valuation methodologies are reviewed by management to ensure they are relevant and justified. Valuation methodologies are refined as more market-based data becomes available.

11. Fair Value Measurements (continued)

Fair Value Hierarchy

SFAS No. 157 establishes a three-level valuation hierarchy for determining fair value that is based on the transparency of the inputs used in the valuation process. The inputs used in determining fair value in each of the three levels of the hierarchy are as follows:

- Level 1. Quoted prices in active markets for identical assets or liabilities.
- Level 2. Either: (i) quoted market prices for similar assets or liabilities; (ii) observable inputs, such as interest rates or yield curves; or (iii) inputs derived principally from or corroborated by observable market data.
- Level 3. Unobservable inputs.

The hierarchy gives the highest ranking to Level 1 inputs and the lowest ranking to Level 3 inputs. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the overall fair value measurement.

Qualitative Disclosures of Valuation Techniques

For all assets and liabilities disclosed below at fair value on a recurring basis, where quoted prices are available in an active market, securities are classified as Level 1. Level 1 instruments include highly liquid government bonds, securities issued by the U.S. Treasury and exchange-traded equity securities. If quoted prices are not available, management determines fair value using pricing models, quoted prices of similar securities or discounted cash flows. These instruments include assets such as municipal bonds and certain agency collateralized mortgage obligations and are classified as Level 2. In certain cases where there is limited activity in the market for a particular instrument, assumptions must be made to determine their fair value. In certain cases where there is limited activity in the market for a particular instrument, assumptions must be made to determine their fair value. These assets are classified as Level 3.

(In Thousands)

11. Fair Value Measurement (continued)

	December 31, 2008			
	Level 1	Level 2	Level 3	Total
Assets measured on a recurring basis:				
Securities owned	$ 54,145	$ 366,199	$ 24,995	$ 445,339
Securities purchased under agreements to resell	–	139,170	–	139,170
Trade date receivable	146	74,189	–	74,335
Total assets on a recurring basis at fair value	$ 54,291	$ 579,558	$ 24,995	$ 658,844
Liabilities measured on a recurring basis:				
Securities sold under agreements to repurchase	$ –	$ 199,030	$ –	$ 199,030
Securities sold, but not yet purchased	316	151,000	–	151,316
Total liabilities on a recurring basis at fair value	$ 316	$ 350,030	$ –	$ 350,346

Changes in Level 3 Fair Value Measurements

The following table shows the change in the fair values of the Company's Level 3 financial instruments for the year ended December 31, 2008. Classification in Level 3 is based on the significance of unobservable inputs relative to the overall fair value measurement of the instrument. In addition to unobservable inputs, Level 3 instruments also may have inputs that are observable within the market.

	Trading Account Assets
Balance at December 31, 2007	$ –
(Losses) gains:	
Included in earnings	–
Included in other comprehensive income (loss)	–
Purchases, sales, issuances and settlements	–
Net transfer in (out) of Level 3	24,995
Balance at December 31, 2008	$ 24,995
Unrealized (losses) gains included in earnings	$ –

Supplementary Information

Pursuant To Rule 17a-5 of

The Securities Exchange Act of 1934

December 31, 2008

KeyBanc Capital Markets Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2008
(In Thousands)

Net capital			
Total stockholder's equity from statement of financial condition		$	277,179
Deductions and/or charges:			
Nonallowable assets:			
Unsecured receivable from customers	–		
Securities owned not readily marketable	24,995		
Memberships in exchanges	–		
Investment in and receivables from affiliates and associated partnerships	4,299		
Furniture, equipment and leasehold improvements	2,615		
Other receivables	–		
Other assets	11,455		
			43,364
Additional charges for customers' and noncustomers' security accounts	1,413		
Aged fails-to-deliver	1,564		
Other deductions and/or charges	7,712		
			10,689
			54,053
Net capital before haircuts on security positions			223,126
Haircuts on security positions:			
Contractual security commitments	4,683		
Trading and investment securities:			
Money market instruments	3,205		
U.S. and Canadian government obligations	7,090		
State and municipal obligations	6,833		
Corporate obligations	13,003		
Corporate stocks	1,015		
Undue concentration	84		
			35,913
Net capital		$	187,213

KeyBanc Capital Markets Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 (continued)

(In Thousands)

Computation of alternative net capital requirement		
2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of December 31, 2008		1,523
Excess net capital	$	185,690
Percentage of net capital to aggregate debit items		246%
Net capital in excess of		
4% of aggregate debit items	$	184,167
5% of aggregate debit items	$	183,406

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KeyBanc Capital Markets Inc.

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2008
(In Thousands)

Credit items	
Free credit balances and other credit balances in customers' security accounts	$ 27,783
Customers' securities failed-to-receive	44,371
Credit balances in firm accounts which are attributable to principal sales to customers	6,492
Market value of stock dividends, stock splits and similar distributions receivable outstanding over thirty calendar days	–
Market value of short securities and credits in all suspense accounts over seven business days	7,351
Other	225
Total credits	86,222
Debit items	
Debit balances in customers' cash and margin accounts	65,728
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	–
Failed to deliver of customers' securities not older than thirty calendar days	10,437
Aggregate debit items	76,165
Less 3%	2,285
Total debits	73,880
Excess of total credits over total debits	$ (12,342)
Amount on deposit in Reserve Bank Account	$ 8,000

KeyBanc Capital Markets Inc.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3

December 31, 2008
(In Thousands, Except Number of Items)

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2008 (for which instructions to reduce to possession or control had been issued) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	$ 825
A. Number of items.	2
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2007, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ –
A. Number of items.	–

KeyBanc Capital Markets Inc.

Schedule IV

Reconciliation of Computation of Net Capital
Pursuant to Rule 17a-5(d)(4)

December 31, 2008

There were no material differences in the aggregate amount or individual amounts between the net capital and aggregate debit items reported in these financial statements and the net capital and aggregate debit items reported in the Company's December 31, 2008, unaudited Form X-17 a-5, Part II.

See accompanying Report of Independent Registered Accounting Firm

KeyBanc Capital Markets Inc.

Schedule V

Reconciliation of Computation for Determination of Reserve Requirements Pursuant to Rule 17a-5(d)(4)

December 31, 2008

There were no material differences in the aggregate amount or individual amounts between the excess of total debits over total credits reported in these financial statements and the excess of total debits over total credits reported in the Company's December 31, 2008, unaudited Form X-17a-5, Part II.

See accompanying Report of Independent Registered Accounting Firm

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115
Tel: 216 861 5000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
KeyBanc Capital Markets Inc.

In planning and performing our audit of the financial statements of KeyBanc Capital Markets Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2009

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